UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024.

Commission File Number 001-40772

Cellebrite DI Ltd.

(Translation of registrant’s name into English)

94 Shlomo Shmelzer Road

Petah Tikva 4970602, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

EXPLANATORY NOTE

On August 15, 2024, Cellebrite DI Ltd. (the “Company”) issued a press release announcing the redemption (the “Redemption”) of all of its (i) outstanding public warrants (the “Public Warrants”) to purchase ordinary shares of the Company, par value NIS 0.00001 per share (the “Ordinary Shares”), that were issued pursuant to that certain Assignment, Assumption and Amended and Restated Warrant Agreement, dated on August 30, 2021 (the “Warrant Agreement”), between the Company and Equiniti Trust Company, LLC (as successor to American Stock Transfer & Trust Company, LLC) (“Equiniti”) and (ii) outstanding private placement warrants to purchase Ordinary Shares (the “Private Placement Warrants” and, together with the Public Warrants, the “Warrants”) that were issued by TWC Tech Holdings II Corp. (“TWC”) in a private placement transaction under the Private Placement Warrants Purchase Agreement, dated as of September 10, 2020, by and between TWC and TWC Tech Holdings II, LLC, on the same terms as the outstanding Public Warrants, in each case for a redemption price of $0.10 per Warrant.

The Public Warrants were originally issued by TWC in connection with its initial public offering. They were subsequently assumed by the Company and converted into warrants to purchase Ordinary Shares of the Company as a result of the Company’s business combination with TWC which was consummated on August 30, 2021 (the “Business Combination”). The Private Placement Warrants were also converted into warrants to purchase Ordinary Shares of the Company as a result of the Business Combination.

A copy of the press release is furnished as Exhibit 99.1 hereto, and a copy of the Notice of Redemption delivered by the Company related to the Redemption is furnished as Exhibit 99.2 hereto.

None of this Current Report on Form 6-K, the press release attached hereto as Exhibit 99.1 or the Notice of Redemption attached hereto as Exhibit 99.2 constitutes an offer to sell or the solicitation of an offer to buy any of the Company’s securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful.

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release, dated August 15, 2024.
99.2	Notice of Redemption, dated August 15, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellebrite DI Ltd.

August 15, 2024	By:	/s/ Dana Gerner
Dana Gerner
Chief Financial Officer

2